FEBRUARY 27, 2003 TRANSCRIPT OF PRESENTATION AT

BIO CEO & INVESTOR CONFERENCE 2003

Filed by Dendreon Corporation

(Commission File No. 000-30681)

Pursuant to Rule 165 and Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Commission File No. 000-19732

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Inc., 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon’s 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas’ 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of

Corvas may have direct or indirect interests in the Acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition will be contained in the joint proxy statement/prospectus regarding the Acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Forward-looking statements

Except for historical information contained herein, this transcript contains forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management, risks related to Dendreon’s limited operating history, risks associated with completing Dendreon’s clinical trials, the risk that the results of one clinical trial will not be repeated in another clinical trial, the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA, the uncertainty of Dendreon’s future access to capital, the risk that Dendreon may not secure or maintain relationships with collaborators, and dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC, including their most recent quarterly reports on Form 10-Q. Further information on the risks and uncertainties that could affect Dendreon’s business, financial condition and results of operations are contained in Dendreon’s filings with the SEC, which are available at www.sec.gov.

The following is a transcript of a presentation made to attendees at the CEO BIO & Investor Conference 2003 in New York City on February 27, 2003 by Mitchell H. Gold, Chief Executive Officer of Dendreon Corporation.

COORDINATOR:

Our next presenting company is Dendreon Corporation out of Seattle, Washington. Dendreon recently announced promising results, which are in its Phase III trial of Provenge vaccine in men with hormone-resistant prostate cancer. Presenting for Dendreon Corporation is CEO, Mitchell Gold.

MITCHELL GOLD:

Thank you very much, Lisa. I would like to remind you that I will be making forward-looking statements during this presentation, and I urge you to refer to our most recent SEC filings, as well as our most recent press release regarding the risk factors associated with such statements.

2002 was an unprecedented year of growth for Dendreon, a year in which we achieved considerable momentum. On February 25th, on Tuesday of this week, we intend to continue that momentum with the acquisition of Corvas International. This was done in a stock-for-stock transaction based on a fixed exchange ratio of .45 shares of Dendreon common stock for each share of Corvas common stock. Dendreon will own 68.4% of the combined company, and Corvas shareholders will own 31.6% of the combined company. The deal has a value of $73 million, which was an 83% premium to Corvas’ then stock price. This value is an expected premium to the cash that Corvas would have on hand at closing. We believe that the combination of these two companies brings clear synergies and in both the short-term and midterm will provide value for both organizations’ shareholders. Dendreon offers lower-risk, late-stage products, going after very large markets. We bring a top-notch clinical development team that is uniquely suited to exploit the serine protease technology that Corvas has developed so well. Corvas brings significant expertise in the field of medicinal chemistry and small molecule research to facilitate our efforts in finding a small molecule inhibitor of trp-p8 in our collaboration with Genentech. And both companies come to the table with extremely strong balance sheets. We anticipate that at closing of the transaction, the combined organization will have in excess of $110 million in cash.

There is both a very broad and very deep preclinical pipeline that covers four distinct therapeutic areas: monoclonal antibodies, small molecule inhibitors, pro drug technologies and therapeutic vaccines. Three of these candidates that you see in yellow have the opportunity to enter the clinic within the next 12 to 18 months. Our goal with this acquisition is to build a bigger and more diverse Dendreon. But let me not make it uncertain, the No. 1 priority of the company has been and will remain Provenge, our lead therapeutic product for men with hormone refractory prostate cancer. In addition to Provenge, we have Mylovenge for the treatment of multiple myeloma, and APC8024 for the treatment of patients with breast, ovarian and colon cancers. Provenge is currently in three Phase III clinical studies. 9901 is now complete, and I’ll be sharing that data with you shortly.

Our cancer vaccine platform is based on two key principles: one, that we select well-validated and well-characterized targets; and two, that we manufacture these targets in the form of a recombinant protein and deliver them via our antigen delivery cassette, and by doing so, we can get much more immunogenicity, about a thousandfold more immunogenicity, than we could with naked antigen alone. The 9901 study of Provenge is the first ever randomized, double-blind, placebo-controlled study of a cancer vaccine. This was done in men with advanced asymptomatic metastatic hormone refractory prostate cancer. These men have no other treatment options. The patients received three vaccinations over a four-week period. The primary end point of this study was the median time to disease progression. The secondary end point of the study was a delay in the onset of disease-related pain. When we perform Kaplan Mier analysis on the intent to treat population of all 127 men, here, we see Provenge in yellow and placebo in pink, beginning at ten weeks’ time, we begin to see a treatment benefit that’s imparted on the Provenge group. While this benefit was substantial, it did not reach the predetermined primary end point of the study.

We have prospectively identified Gleason Score as potentially being an important prognostic indicator for response to Provenge. A Gleason Score is a histologic measure of the aggressiveness of a prostate tumor. Men with a score of 7 and below tend to have a better prognosis. Approximately 75% of men with hormone refractory prostate cancer have a score of 7 and below. When we perform Kaplan Mier analysis in those men with a Gleason Score of 7 and lower — again, Provenge in yellow and placebo in pink — beginning at ten weeks’ time, we now see a much more dramatic benefit imparted on the Provenge group that achieved a highly significant P value of .002 and a hazard ratio of 2.22. What that means is that the Provenge-treated group had 2.2 times the likelihood of remaining progression-free, in contrast to placebo. When we look at men with a Gleason Score of 8 and higher, we see essentially no benefit for Provenge therapy. So we learn two very important things: who Provenge is going to help, those men with a score of 7 and below; and who Provenge is not going to help, those men with a score of 8 and higher. When we perform a more detailed analysis in those men with a score of 7 and below, we said the median time to disease progression in the placebo group is nine weeks, compared to 16 weeks in the Provenge-treated group, for a treatment effect of 78%. What’s much more dramatic is that at six months’ time, 34.7% of the Provenge-treated group is progression-free, compared to only 4% of the placebo group, giving the Provenge-treated group an over eight-and-a-half-fold progression-free survival advantage.

The secondary end point of the study was a delay in the onset of disease-related pain, and pain causes significant morbidity in the prostate cancer population. When we look at the delay in the onset of disease-related pain in those men with a Gleason Score of 7 and below on the left-hand side — again, placebo in pink and Provenge in yellow — you see that the median time for the onset of disease-related pain in the placebo group is roughly 18 weeks. However, even after 80 weeks of study, the Provenge-treated group has not yet reached the median. This achieved a P value of .019 and a hazard ratio of 2.6, which means that the Provenge-treated group had 2.6 times the likelihood of remaining pain-free, in comparison to placebo. And, again, no benefit in those patients with a score of 8 and higher.

So we’re seeing two very important end points: delay in time to disease progression, and delay in the onset of disease-related pain, corroborating in those men with a Gleason Score of 7 and below. The side-effect profile of the drug is fairly benign and what you would expect from a targeted immunotherapy. The most common side effects are fevers and chills. They’re usually of low grade and of short duration. As you can see, most of them occur in the Provenge group. Very few occur in the placebo group.

With this data in hand, we began discussions with the agency to determine the most efficient regulatory pathway for Provenge. The agency agreed that the 9901 data was promising, and that it would be supportive to our BLA filing process. In addition, they agree that in those patients with a Gleason Score of 7 and below, that that would be the important population for which we should base registration on. And as a result, we modified our ongoing, existing, Phase III study 9902 to only enroll men with a Gleason Score of 7 and below, and we plan to enroll an additional 250 patients into that study.

With clarity from the agency and very strong and compelling Provenge data, we have intensified our discussions for a Provenge partnership. This partnership will be structured as a co-development and co-promotion agreement. Dendreon would maintain significant ownership of the program. It will be a global agreement, minus Asia and Oceania, where Kirin already has distribution rights in that territory. We don’t expect this partnership to be completed until the end of 2003, early in 2004.

APC8024 is our therapeutic vaccine for patients with breast, ovarian and colon cancers, basically the Her2-neu positive malignancies. We presented data late last year at the San Antonio Breast Cancer Conference in patients that had end-stage metastatic breast cancer that had failed all other forms of chemotherapy, including Herceptin. In those patients, we showed that 45% of the patients had stabilization of their disease. And one patient had a more than 50% reduction in her tumor volumes.

I’d like to move on now to our collaboration with Genentech around our gene that we discovered, trp-p8. Trp-p8 is a transmembrane voltage gated calcium channel that’s overexpressed in a number of different malignancies. When you perform dot blot analysis on normal human tissue, where you see a standard housekeeping gene on the right and trp-p8 on the left, you see the trp-p8 expression in normal tissue is limited to the prostate, a nonessential organ. However, when we perform in-situ hybridization on malignant tissue samples, we see something quite different. We see very high expression rates of trp-p8 in patients with prostate, breast, melanoma, colon and lung cancer, and to a very high number of gene copies. So we have the ideal characteristics of a cancer target. It’s functional. It’s not expressed to any significant degree in normal tissue. It’s expressed in very high degrees in malignant tissues. The molecule is structured as a tetramer within the plasma membrane, with discrete, extracellular domains. Those extracellular domains, we targeted with monoclonal antibodies, and because it’s an ion channel and ion channels have historically responded very well to small molecule manipulation, we’ll be developing small molecule inhibitors of the target.

Corvas lends significant expertise in the field of medicinal chemistry and small molecule research to facilitate our search for a small molecule with Genentech. The Genentech collaboration is structured as a co-development, co-promotion agreement, with significant upfront, as well as milestone payments. Genentech will be responsible for all manufacturing of resulting products, as well as ultimately responsible for a majority of the clinical trial costs. Dendreon carved out Asia and Oceania and will be pursuing a partner in those territories. In addition to the support for clinical trials and manufacturing, Genentech will be making additional payments at different milestones. These milestones in total exceed $110 million.

I want to highlight for you now the Corvas oncology program, and it’s what initially attracted us to Corvas, and I think you’ll see, after I’ve presented to you, that it fits in very nicely with Dendreon’s existing oncology portfolio. The Corvas oncology program is based on the serine protease gene family. Serine protease is a well-known class of targets that were found to be relevant for prostate cancer progression. Perhaps the most well known serine protease is PSA or prostate specific antigen. There’s a number of different therapeutic approaches you can take using serine proteases. This includes standard inhibition, using small molecules, as well as monoclonal antibodies. You can use them as a traditional target for both monoclonal antibodies, as well as therapeutic vaccines, and you can leverage the enzymatic activity of serine proteases for the delivery of pro drugs.

I would like to focus now on the pro drug technology that Corvas has developed. It’s called PACT or P-A-C-T. It stands for Protease Activated Cancer Therapy. The PACT concept is based on taking a traditional toxin, such as Doxirubicon, and conjugating it to a substrate. That toxin conjugate substrate is an inactive molecule. When it finds a membrane-bound serine protease that’s specific to the substrate, the substrate is cleaved, liberating the toxin and allowing it to enter the cell so you can deliver very high doses of chemotherapeutic agents selectively to malignant cells.

Moving on now to NAPc2. NAPc2 is a novel anticoagulant that acts at the first level of the coagulation cascade. It inhibits interaction of tissue factor in Factor 7A. Because it acts at such a high level, it may complement other products that work further on down the coagulation cascade. That program is currently in Phase II clinical studies in patients with acute coronary syndrome. I would like to highlight for you, and I want you to understand very clearly the design of the Phase II studies for NAPc2. These studies are being conducted by Eugene Brodwald in the TIMI Group, which is very well known for conducting ACS studies in patients. Design of the trial is in three separate parts. Each part requires satisfaction of key criteria to move on to the next subsequent phase. Part 1, the majority of which has already been paid for by Corvas, is a dose-escalation study, looking at safety and early signs of efficacy. We will move on to Part 2 and Part 3 only in two situations: one, that the data from Part 1 is significantly compelling to move to the second part; and two, that we would secure a partner to offset development costs of the program.

To give you some guidance on combined financials, assuming full development of NAPc2 with a partner and full commitment to Dendreon’s ongoing existing development plans and no

Provenge partnering activities and no additional financing activities, the company will have enough capital combined to take it through 2005 or into early 2006. If a no-go decision is made on NAPc2 in the second half of 2003, the burn will be significantly less. Additional cash flow via a Provenge deal or other licensing or financing activities will obviously drive additional capital into the company. Dendreon has always been known as a very fiscally conservative management team, and as a result, our cash burn over the last three years has stayed essentially at a constant, despite a vigorous increase in the amount of clinical activity that’s been ongoing. This is because approximately 40% of our ongoing R&D efforts are covered through collaborations. With the acquisition of Corvas, this fiscal conservatism will not change. As a result, we’ve been able to maintain a fairly strong balance sheet, with over $60 million in cash on hand at the end of the third quarter of 2002. I would like to now introduce Randy Woods from Corvas, who would like to give you his thoughts on the acquisition. Randy?

RANDY WOODS:

Thank you, Mitchell. I certainly share Mitch’s enthusiasm for putting these two companies together, and what I would like to do is just outline very quickly what some of the rationale for this is. I think many of you are aware that we publicly stated roughly a year ago that we were looking for ways to increase our shareholder value, and one of the ways that we were looking at was to enhance our later-stage clinical development pipeline, so we needed something later stage to help mitigate the NAPc2 risk. And what’s so great about having this combination with Dendreon, is the fact that they provide the needed clinical development expertise for a product like NAPc2, and I think the synergies between the two organizations do become very clear when we have skill sets that very much complement each other. They have the clinical development expertise to help us with our NAPc2, and as Mitch mentioned earlier, we can provide them with the chemistry expertise to help them with products, such as their trp-p8 and other small molecule programs.

Cash was certainly an important asset that we had, and as we continued throughout the months, that cash was diminishing, and so we looked at this opportunity as one of the greatest ways to create value for our shareholders. As Mitch also mentioned, we did this deal at a premium to what our anticipated cash would be at closing, which is expected to be in the second quarter of this year, and the other alternatives I think would have not been as great a return to our shareholders, and so I think by putting these two companies together, you not only have a very experienced management team on the Dendreon side, but you now have a clinical development pipeline with advanced-stage products. You now have a preclinical pipeline that gives you many more shots on goal, and by combining these two companies, you have a much stronger balance sheet that will help us execute on these programs and build a much stronger and durable company.

And so I think these synergies hopefully will become very clear as we get an opportunity to share with you more in detail what some of the specifics of this transaction are. So I would just like to, again, express my enthusiasm, along with Mitch’s, for putting these two companies together. We think that, in fact, we will be able to provide an excellent opportunity for both Corvas and Dendreon shareholders. Thank you very much.

MITCHELL GOLD:	I thank you all for coming today. We will be hosting a Q-and-A session at one o’clock today on the 18th floor in the Metropolitan Room, and I encourage all of you to attend. Thanks very much.